

AI for Smart Cities





🔵 **PITCH VIDEO**   ⬜ **INVESTOR PANEL**

PARKNAV

Help drivers find on-street parking

parknav.com   San Francisco CA   🐦 📘 📷 ⓥ 🔗   Technology   B2B   Venture Backed

Highlights

① $3M+ revenue to date, 200% customer growth, BMW, T-Mobile parent, Siemens

② Village Global VC with LP investor Jeff Bezos, Eric Schmidt, Marc Zuckerberg

③ All-star team Techstars, multiple exists, $1B value to investors, Stanford CEO, Prof UIUC, Top 10 AI

④ $7B Market for parking-finding service, Smart City AI IoT market $120B growing rapidly

5   1.5 Billion Searches for Parking Daily Worldwide. Parknav AI charges per parking search

6   Parknav first to market, 5 patents, technology high precision up to 95%, competitors at only 60%-75%

7   Named "Best Startup to Invest" by Investors Place 2022, GARTNER Cool Company Data and Analytics

8   Partners include Microsoft Ventures Accelerator, Startupbootcamp Berlin, Volkswagen PlugAndPlay

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Our Team



Eyal Amir   CEO

Named Top-10 AI Person by IEEE, Stanford University Computer Science best-PhD thesis award, AI Professor in Computer Science UIUC, Gold Medalist Olympic Rifle Shooting Israel

> Parking is the most painful part of every driving experience. By providing real-time information about parking availability, we will improve the lives of millions around the world by enabling people to spend more time doing what they love, and not being stuck in a car.



Igal Elon Chemerinski   CRO

Techstars alum, head of sales and marketing for a number of successful startups SaaS from seed to exit. SaaS, Fintech, Smartcity, Mobility



Simon Arazi   VP of Product

20+ years startup Outbound Product Management, took ClickSoftware from seed to SerD ($1.5B exit), Sirenum from seed to exit (2021 exit)



John Alan Leney   SVP Business Development

Head of sales and marketing for a number of successful companies selling to automotive, including experiences in Deloitte, Dassault, GM



Juan Mancilla   CTO

Ph.D. in Computer Science from UIUC, former Applied Researcher at Microsoft, Fulbright Scholar



Hugo Van Der Linde SVP Corporate Development

Co-founded and MP-ed RMG (sold stakes of its ventures up to 8-digit), MD-ed Travel-Net (sold to TUI), CEO-ed publicly traded company (awarded best performer at the Euronext stock exchange)



Marisa Schneider Sr. Manager Administration

5-language speaker, Psychology and Legal professional with multi-year experience in startup administration



Rutuja Gole Marketing Intern



Stevan Jovanovic

5+ years of experience in Data Operations, University of Belgrade, School of Electrical and Computer Engineering of Applied Studies bachelor



Michael Kerkhof Investor Relations Manager

We built AI technology that finds parking— . . . . and much more

If you're like most people—finding parking for your car can be a **nightmare**.

From dealing with finding an open spot—how far it is from where we're going and how much it's going to cost. It many times takes over **10 minutes** for us to find a place to park our car.

So we decided to do what should have been done years ago, develop a solution that tells you in real time if there is a parking spot and where, covering all city streets 24/7.

And we did it. We developed the right technology, combined it with an IoT business strategy, and deployed it to customers. And now we are ready to scale with customers, cities, and much beyond parking.

The Proof is in our Traction

Our technology works -- and we have the traction to prove it

Parknav provides real-time information on where exactly parking is available for drivers when they need it.

The way that we do this is using AI that we built at a number of levels. It uses much historical precise data that we source or get from our partners (for example, where people paid for parking) together with real-time not-so-precise data (for example, where people are right now, such as mobile phone counts).

We put a lot of work into sourcing the data and combining it in such a way that our determination of available parking spots is precise and timely. That is our Parknav platform. We then deliver the information to drivers thru our customers, such as mobile-payment-for-parking apps and car manufacturer's in-dash navigation systems.

We built and patented artificial intelligence that can analyze data generated by cars manufacturers, telecommunication companies, insurance companies, car-sharing services, mapping companies and many other sources, along with our own proprietary data.

This platform now uses a lot of data that all provide pieces of the puzzle on calculating where at a given moment a parking spot is available.



 **1000+ Cities**

 **1MM+ Revenue in 2019**

 **1MM+ Revenue in 2019**

 **Positive** Cash Flow

 **3X New Customers in 2021**

Stellar Team

Invest in an experienced, award-winning, internationally recognized data science and leadership team.

Parknav® was launched in 2015 by award-winning Professor and Data Scientist, Prof. Dr. Eyal Amir, whose 25 years of research is the foundation for our groundbreaking, patented and innovative technology. And our team experience doesn't stop there—encompassing multiple exits, IPOs, and more..



Eyal Amir
CEO

Professor of CS at UIUC, Stanford PhD in AI, Data Scientist

Best Stanford Thesis, Top–10 AI IEEE, 6Sense, Fraud Science

Olympic Rifle shooting Israel gold medalist at 20, Black-belt JKA Karate



Igal Elon Chemerinski
CRO

20+ International Sales, Mgmt, Marketing, MBA U. Toronto, BSc U. Florida

Led Sales at Tegrity (exit), Pepperi, Optibase (exit), from seed to exit

Surfer, Golfer, Runner and Polyglot 5 languages



Juan Mancilla - Caceres
CTO

UIUC PhD Machine Learning, ML and Security at Microsoft

Fulbright laureate, award – winning scholar, create games for education

Machine Learning for social issues and child bullying



Hugo van der Linde
SVP Corp dev

Co – Founder MP – ed RMG (high 8 digit exit), MD–ed TravelNet (sold to TUI), CEO–ed publicly traded company, best performer on Euronext

Passionate about Smart City Technologies



Simon Arazi
VP Product

20+ Product for Tech Startups, Bsc Technion, MA Hebrew U. Jerusalem

ClickSoftware ($1.3B acquisition), Sirenum (exit) from seed to exit

History scholar, Talmudic Research, 2 ancient languages



John Leney
EVP Business Development

20+ B2B SaaS Sales to Automotive, Delloite, Geometric

$100M Sales and GM

Backcountry wilderness explorer

Customers trust our patented technology, which is available for 1,000+ cities in North America and Europe.

In 2021 we increased our customers 200%. To do this we brought on board a team that knows how to produce, scale, and sell.

Parknav's® patented technology is trusted by some of the most well-known luxury automakers in the world (including BMW), the largest global telecommunication companies (including Deutsche Telekom), and large-scale Smart City service providers (including Siemens).



40+
U.S. Cities
Delivered to Customers
160+
European Cities
Delivered to Customers
parknav
We produce wide coverage: 1000+ Cities Offered

Backed by Village Global

We're backed by Village Global, which includes some of the world's most well-known technology leaders.

Parknav® received investment from the California-based Venture Capital firm Village Global VC, which is backed by Diane Greene, Bill Gates, Jeff Bezos, Mark Zuckerberg, Sara Blakely, Reid Hoffman, and more! Parknav® was also part of Microsoft Ventures Accelerator, Startupbootcamp Berlin, Wayra O2/Telefonica/Hyundai Accelerator, and the Volkswagen PlugAndPlay Accelerator.







VILLAGE
GLOBAL



Diane Green
Founder, VMWare

Bill Gates
Founder, Microsoft

Jeff Bezos
Founder, Amazon

Reid Hoffman
Founder, LinkedIn

Mark Zuckerberg
CFO, Facebook

Sara Blakely
Founder, Spanx

We are Different

Parknav® makes finding a parking spot easy and fast.

Traditionally, cities and businesses have relied on dedicated, physical parking sensors to determine real-time parking availability. This costs cities and people a lot of money and time and is neither practical nor scalable. Our solution is a precise, AI data-driven product that's 100x more cost-effective—thus, 100x more scalable—and much more accurate.

Here's how we compare:

	parknav	TomTom	INRIX	P
Made for finding on-street parking	✔	✘	✘	✘
Navigation to on-street parking	✔	✔	✔	✘
Integrate with cars and other live data	✔	✔	✔	✔
Available with mobile apps	✔	✘	✔	✔
Data quality	85% – 95%	Not published	Not published	Not published

Our Tech Works

Parknav® uses data to determine real-time parking availability.

Parknav® uses AI to identify available on-street parking in real-time. It is the only scalable solution that uses zero hardware and works on every street, 24/7, for all types of on-street parking (including free, metered & permit). Additionally, our technology predicts so much more than parking—and this investment opportunity includes these future opportunities.

We use artificial intelligence to analyze data generated by cars manufacturers, telecommunication companies, insurance companies, car-sharing services, mapping companies and many other sources, along with our own proprietary data. **This makes Parknav® the most accurate solution available.**


parknav
AI / ML / Algorithms / Patents / IoT Fusion
Data Sources
Car Manufacturing
Telecommunication
Car Sharing, Insurance,
Mapping Satellites,
Cities
Ground truth sources,
Proprietary & Local Info
Proprietary AI Engine
Precise Prediction
Better than Sensors
Based on Data Analysis and Predictions,
We know how to find the perfect spot for you

Why now

Parknav® is poised to be the center of the IoT revolution

This impending Internet of Things (IoT) Smart Cities revolution is demanding our unique technology expertise and we're prepared to scale rapidly to capitalize on this momentum. The potential of Parknav® to improve Smart Cities is

boundless: from enhanced citizen and government engagement to reduced environmental footprint, improved infrastructure and life quality for urban dwellers.

Our Future Solutions

So much more than parking.

The AI-driven technology that powers Parknav® has predicted more than just parking. Our roadmap including predicting "EVERYDAY" situations (predicting what is occurring outside, such as where can I find a place to sit), "FIREHOSE" predictions (what is occurring off the street, such as does your favorite grocery store have your favorite toilet paper in stock) and "PERSONALIZED" predictions (what will happen to you later in the day, such as how is your health).

This technology is extremely exciting and is ALREADY proven with the success of Parknav ®.



EVERYDAY multiple things occur on the street
Target Customers
Telco
Cities
Mobility
Lines
Waiting
Inventory
Parking
Drop off/ Pick up
Sitting



FIREHOSE multiple things occuring off the street


Insurance Tech
Fintech
Governments
Dog friendly
People
Table
Doors
Windows
Graffiti



- Rik Moore

Member of the Angels and Entrepreneurs community as well as an investor in Wefunder

"Parknav checks all the boxes of what I look for in a company when investing. I saw an opportunity to invest in a solution that has the potential to result in a large return and address a problem that will help improve the world we live in."


PERSONALIZED predictions for everyday life
Target Customers
Telco
Wearables
Mobility
Kids
Family
Clothes
Nutrition
Activity
Body/Hair

Parknav® will help build the Smart Cities of the future.

Modern cities will have more traffic and less parking. Autonomous vehicles can

park themselves, but Parknav® will provide the missing piece of the autonomous parking experience. We've already identified many more potential applications of our technology and data set, and it's clear that Parknav® will play a significant role in making the Smart Cities revolution *better*.



- Chris Meredith

Investor in Wefunder

> *"I've lived my entire life in the greater Seattle area. Traffic and parking has only gotten worse in the last several years so I've avoided exploring our beautiful city. Parknav would solve the biggest problem locals face daily. So it will help many people in my home area and wherever else it comes out. That also means HUGE potential profits which I could really go for."*





parknav
Enable urban planners to create a safer healthier environment
Help retailers decide where to site their next location
Show potential home buyers parking availability of neighbors
Inform autonomous vehicles of available parking







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Downloads


Parknav-W-0522.pdf